EveryFit, Inc.
Balance Sheet

	2014	2015
ASSETS		
Current Assets		
Cash & Cash Equivalents	107,231	383,616
Total Accounts Receivable	57,087	116,862
Prepaid Expenses	5,786	0
Inventory Asset	47,648	45,771
Other Current Assets	240	240
Total Current Assets	**217,992**	**546,489**
Fixed Assets		
Medical Alert Equipment	33,397	60,917
Accumulated Depreciation	-5,381	-23,695
Total Fixed Assets	**28,016**	**37,222**
TOTAL ASSETS	**246,008**	**583,711**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	16,057	10,925
Accrued Vacation & Sick Pay	9,835	25,043
Customer Advances	940	100,700
Total Current Liabilities	**26,832**	**136,668**
Long-Term Liabilities		
Investment-Note	799,957	1,099,957
Total Long-Term Liabilities	**799,957**	**1,099,957**
Total Liabilities	**826,789**	**1,236,625**
Equity		
Common Stock	1,250	1,250
Paid-In Capital	417	417
Retained Earnings	-582,448	-654,581
Total Equity	**-580,781**	**-652,914**
TOTAL LIABILITIES AND EQUITY	**246,008**	**583,711**

EveryFit, Inc.
Income Statement

	2014	2015
Government Services	781,682	1,457,575
QMedic Medical Alert	8,475	25,985
Total Revenue	**790,158**	**1,483,560**
Total Cost of Goods Sold	**-549,546**	**-1,057,865**
Gross Profit	**240,611**	**425,695**
Selling, General & Administrative	-236,131	-498,443
Total Operating Income	**4,480**	**-72,748**
Inventory Write Off	-14,334	0
Interest Earned	293	616
Other Income/Loss	**-14,040**	**616**
Income Before Income Taxes	**-9,560**	**-72,133**
Income Taxes	0	0
Net Income	**-9,560**	**-72,133**

EveryFit, Inc.
Statement of Cash Flows

	2014	2015
OPERATING ACTIVITIES		
Net Income	-9,560	-72,133
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	-37,217	-59,775
Prepaid Expenses	16,277	5,786
Inventory Asset	-21,515	1,876
Depreciation	3,947	18,314
Accounts Payable	6,787	-5,133
Accrued Vacation & Sick Pay	4,781	15,208
Customer Advances	10	99,760
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-26,931	76,038
Net cash provided by operating activities	-36,490	3,905
INVESTING ACTIVITIES		
Medical Alert Equipment	-16,196	-27,520
Net cash provided by investing activities	-16,196	-27,520
FINANCING ACTIVITIES		
Investment-Note		300,000
Net cash provided by financing activities	0	300,000
Net cash increase for period	-52,687	276,385

EveryFit, Inc.
Stockholder's Equity

	Common Stock
Balance as of January 1, 2014	1,250
Net Income for the Year Ended December 31, 2014	
Balance as of December 31, 2014	1,250
Net Income for the Year Ended December 31, 2015	
Balance as of December 31, 2015	1,250

Paid-in Capital	Retained Earnings	Total Stockholder's Equity
417	-572,888	-571,222
	-9,560	-9,560
417	-582,448	-580,781
	-72,133	-72,133
417	-654,581	-652,914

EveryFit, Inc. 2014-2015 Financial Statement Notes:

1. **Accounts Receivable.** We have not made any allowance for doubtful accounts because the vast majority of our Accounts Receivable balance is for our Government Services business, where the customer is the US Federal Government. We submit bills to the government every 2 weeks based on contract work completed and the terms provide for payment within 30 days.

2. **Inventory.** The amount listed as Inventory represents value of finished QMedic Medical Alert products and components that will be incorporated in to finished product using the lower of cost (FIFO) or market. In 2014, we decided that certain components and finished product would no longer be sold or provided to customers to enable services and this decision resulted in the $14,334 inventory write-off.

3. **Medical Alert Fixed Asset.** In many cases, we retain ownership of the medical alert equipment and a customer pays a monthly service fee, returning the equipment when they cease to be a customer. In these cases, we depreciate the equipment using a straight line depreciation method with a 3 year expected useful life.

4. **Customer Advances.** In June 2015, we received a prepayment from a customer of $100,000. This amount will be recognized as revenue once we deliver devices to this customer, which is expected in 2016.

5. **Investment-Note.** We have raised approximately $1.1 million in convertible debt financing since 2010 in 3 rounds: $500,000 in 2010, $300,000 in 2013 and $300,000 in 2015.

6. **Operating Lease.** On November 1, 2014, we signed a 5-year lease for our office space. We have the option to terminate the lease in November 2016. Monthly rent expense is as follows:
   - **Years 1-2:** $7,015
   - **Year 3:** $7,320
   - **Year 4:** $7,523
   - **Year 5:** $7,727